UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                             THE ALPINE GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)


                                    020825105
                                    ---------
                                 (CUSIP Number)

                      ALEXANDRA INVESTMENT MANAGEMENT, LLC
                              MIKHAIL A. FILIMONOV
                                DIMITRI SOGOLOFF
                                 237 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 808-3780
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 29, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)

                   If the filing person has previously filed a
        statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

                 Check the following box if a fee is being paid
                             with the statement [].




                                                               Page 1 of 8 pages

                                 SCHEDULE 13D/A
CUSIP No.  020825105                                           PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Alexandra Investment Management, LLC

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       AF, OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER

SHARES                    2,090,791 shares**

                        --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

OWNED BY
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

EACH
                          2,090,791 shares**

REPORTING
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

         2,090,791 shares**

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN
       SHARES*                                                   [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.20%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IA, CO

--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------------
** Shares reported herein are also beneficially owned by other reporting persons. See Item 5.

                                 SCHEDULE 13D/A
CUSIP No.  020825105                                           PAGE 3 OF 8 PAGES


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Mikhail A. Filimonov

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       AF, OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER

SHARES                    2,090,791 shares**

                        --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

OWNED BY
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

EACH
                          2,090,791 shares**

REPORTING
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

         2,090,791 shares**

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN
       SHARES*                                                   [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.20%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IA, CO

--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------------
** Shares reported herein are also beneficially owned by other reporting persons. See Item 5.

                                 SCHEDULE 13D/A
CUSIP No.  020825105                                           PAGE 4 OF 8 PAGES

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Dimitri Sogoloff

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       AF, OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           [ ]
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
--------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER

SHARES                    2,090,791 shares**

                        --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

OWNED BY
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

EACH
                          2,090,791 shares**

REPORTING
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
PERSON WITH

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

         2,090,791 shares**

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN
       SHARES*                                                   [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.20%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IA, CO

--------------------------------------------------------------------------------


                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------------
** Shares reported herein are also beneficially owned by other reporting persons. See Item 5.

ITEM 1.     SECURITY AND ISSUER.
            -------------------

            This Statement constitutes Amendment No. 3 to that certain Schedule

13D, dated May 28, 1997 (the "Original Schedule 13D") relating to the shares of

Common Stock, $.10 par value per share (the "Common Stock") of The Alpine Group,

Inc., a Delaware corporation (the "Company"). Certain capitalized terms used herein have the respective meanings set forth in the Original Schedule 13D.

Except as expressly amended hereby, the statements in the Original Schedule 13D remain unchanged.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            -------------------------------------------------

            On December 28 and 29, 2000 (the "Period"), the Adviser purchased

165,000 shares of Common Stock (the "Period Shares"). The Period Shares were purchased by the Adviser with investment capital and margin borrowings.



ITEM 4.     PURPOSE OF TRANSACTION.
            ----------------------

            The Adviser has acquired the Period Shares in the ordinary course of business for investment. The Reporting Persons may acquire additional shares of

Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common

Stock at any time. In addition, the Adviser may seek to have a representative appointed to the Company's Board of Directors.


            Other than as set forth in the preceding paragraph of this Item 4,

none of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j),

inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the

Company; (b) an extraordinary corporate transaction, such as a merger,

reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g)

changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a
registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to

Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

            (a) As of the date hereof, the Adviser may be deemed to beneficially own 2,090,791 shares of Common Stock, comprising approximately 15.20% of the

13,747,235 shares of Common Stock outstanding (as reported in the Company's Form

10-Q for the fiscal quarter ended September 30, 2000). In their capacities as principals of the Adviser, such shares also may be deemed to be beneficially owned indirectly to Messrs. Filimonov and Sogoloff.

            (b) The Adviser, in its capacity as investment adviser, may be deemed to have the power to vote or to dispose of the 2,090,791 shares of Common

Stock. In their capacities as principals of the Adviser, Messrs. Filimonov and

Sogoloff have the shared power to direct the vote and disposition of such shares within the meaning of Rule 13d-3 under the Exchange Act.

            (c) Set forth on Schedule A hereto is a description of all other transactions in the Common Stock effected by any of the Reporting Persons in the last sixty (60) days.  All such transactions consisted of open market purchases.

            (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, other than such parties.

            (e)   Not applicable.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            -------------------------------------------------------------
            RESPECT TO SECURITIES OF THE ISSUER.
            ------------------------------------

            None.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
            ---------------------------------

            None.

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  January 5, 2001

                                    ALEXANDRA INVESTMENT MANAGEMENT, LLC


                                    By:   /s/ Mikhail A. Filimonov
                                          --------------------------------------
                                          Mikhail A. Filimonov, Managing Member


                                          /s/ Mikhail A. Filimonov
                                          --------------------------------------
                                                MIKHAIL A. FILIMONOV


                                          /s/ Dimitri Sogoloff
                                          --------------------------------------
                                                DIMITRI SOGOLOFF

                                   SCHEDULE A

               TRANSACTIONS IN COMMON STOCK OF THE ALPINE GROUP, INC.

      The Adviser effected the following purchases of Common Stock of the Company on the dates listed. All transactions were open market purchases executed on an agency basis on the New York Stock Exchange through various broker-dealers. Prices listed are exclusive of commissions.


       Purchase Date             Number of Shares           Price Per Share
       -------------             ----------------           ---------------

         12/28/00                     7,800                      1.00

         12/28/00                     50,000                     1.00

         12/29/00                     58,600                     1.45

         12/29/00                     35,200                     1.39

         12/29/00                     13,400                     1.62